THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

MITTE CORP.

Crowd Simple Debt Agreement (Crowd SDA)

Series 2019

THIS CERTIFIES THAT in exchange for the loan by [Lender Name] (the "**Lender**", and together with all other Series 2019 Crowd SDA holders, "**Lenders**") of $[________] (the "**Loan Amount**") on or about [Date of Crowd SDA], Mitte Corp., a Delaware corporation (the "**Company**"), hereby issues to the Lender the right to repayment, subject to the terms below.

The "**Annual Payment**" means an amount equal to or greater than the product of (i) the Loan Amount and (ii) the Interest Rate (defined below).

The "**Interest Rate**" is 10% simple interest per annum.

The "**Maturity Date**" is five (5) calendar years from the Closing Date (defined below).

The "**Minimum Return Multiple**" is 1.50X.

1. ***Note Terms***

(a) **Mechanics and Payments**. Subject to the terms and conditions of this instrument, the Company agrees to issue, sell and deliver to Lender, and Lender agrees to purchase from the Company an unsecured note in the amount of the applicable Loan Amount on the Closing Date (as defined in Section 2) and in the form attached as Exhibit A (each, a "**Note**" and collectively, the "**Notes**"). Beginning on the first

anniversary of the Closing Date ("**Payment Start Date**") the Company will pay to the Lender the Annual Payment. The Company must begin making Annual Payments at the Payment Start Date and continue making Annual Payments upon each anniversary of the Payment Start Date (each a "**Payment Date**") until the Crowd SDA is repaid in <u>full</u> either by (i) prepayment before the Maturity Date or (ii) repayment at the Maturity Date, in accordance with this Section. All Payments (whether Annual Payments or any Payment due at Maturity) will be due to the Lender within fifteen (15) calendar days of such Payment Date (or Payment Start Date). Additionally:

(i)   All Payments under this instrument shall be applied first to accrued but unpaid interest, and next to outstanding principal;

(ii)   The Company shall have the right to prepay this instrument in whole or in part without premium or penalty, provided the Lender must receive at least the minimum return, which equals the product of (i) the Loan Amount and (ii) the Minimum Return Multiple ("**Minimum Return**").

(iii)   In the event the Company has made previous Annual Payments and the Company wishes to repay this instrument in <u>full</u>, the amount due to the Lender can be found by the product of the (i) Minimum Return less (ii) the sum of all Annual Payments previously made.

(iv)   This instrument may be repaid or prepaid in accordance with the provisions of this Section, but once repaid or prepaid may not be reborrowed.

(v)   Any Payment received after 5:00 P.M. (U.S. Eastern Time) on a banking day by the Paying Agent is deemed received on the next banking day.

(vi)   For the avoidance of doubt, Annual Payments that reduce the Loan Amount will not reduce the Annual Payment due in the next year, provided this instrument is not terminated by a repayment of the Minimum Return to Lenders, in which case no further Annual Payments will be due.

(b)   **Maturity**.   Upon the Maturity Date, the Company must repay this instrument in <u>full</u>, such amount due to the Lender being equal to the product of the (i) Minimum Return less (ii) the sum of all Annual Payments made.

(c)   **Acceleration**.   If there is an Event of Acceleration (defined in <u>Section 2</u>) before this instrument terminates in accordance with <u>Sections 1(a)</u> or <u>1(b)</u>, subject to the preferences applicable to any secured debt holder or holder of the Company's debt with higher priority, the Company shall immediately pay to the Investor the Minimum Return.

(d)   **Termination**.   This instrument will terminate (without relieving the Company or the Lender of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the repayment of this instrument in accordance with to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the Payment, or setting aside for Payment, of amounts due to the Lender pursuant to <u>Sections 1(c)</u>.

2

2. *Definitions*

"**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control" "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Closing Date**" means the date on which Republic instructs the Escrow Agent to release all net proceeds of the Lenders' Loan Amounts from escrow to the Company, which shall be specified as the Closing Date.

"**Dissolution Event**" means, as it pertains to the Company or any Affiliate (i) a voluntary termination of operations, (ii) a general assignment for the benefit of creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code or law of similar status as they may apply in a foreign jurisdiction (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company or an Affiliate (excluding a Change of Control), whether voluntary or involuntary.

"**Escrow Agent**" means PrimeTrust LLC or whichever party the Company and Republic shall designate.

"**Event of Acceleration**" means:

> (i)   the Company's failure to pay any part of the principal or interest as and when due under this instrument for more than fifteen (15) calendar days past the time such payment is due;

> (ii)   an Affiliate's default on a material obligation or change to its business model ; or

> (iii)   a Dissolution Event; or

> (iv)   a Change of Control of the Company.

"**Paying Agent**" means PrimeTrust LLC or whichever party the Company and Republic shall designate.

"**Payment**" means any transfer of USD cash by Company to Lender.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Republic**" means OpenDeal Portal LLC., a Delaware limited liability company and a SEC-registered funding portal.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when the loan is repaid by the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(e)   The Company has the ability and will maintain records in which it may record, among other things, the Closing Date, the date and amount of any Annual Payments or other Payments made to the Lenders, and the unpaid balance of the Crowd SDA, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this instrument and be binding upon the Company and the Lenders.

4. *Lender Representations*

(a)   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Lender understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Lender's representations as expressed herein.

(d)   The Lender acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of Republic and the Lender has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(g)   The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Lender hereunder.

5

(h)   If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Lender's jurisdiction. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Lender further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Lender represents that the Lender understands the substantial likelihood that the Lender will suffer a **TOTAL LOSS** of all capital invested, and that Lender is prepared to bear the risk of such total loss.

(k)   The Lender agrees (a) to use all non-public information received from the Company only to the extent necessary to enable the Lender to assess the Lender's loan to the Company and (b) not to disclose or provide any non-public information received from the Company to any person or entity without the Company's prior written consent. Ownership of all right, title and interest in any information made available to the Lender by the Company pursuant to this instrument shall remain at all times with the Company, and nothing in this Agreement shall give to Participant any right, title or interest in, or license to, any such information.

(j)   The Lender acknowledges and agrees that the Company shall not be liable for any loss or damage act or omission on the part of the Paying Agent in connection with the Notes.

5. *Transfer Restrictions*.

(a)   The Lender agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(b)   The Lender understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SDA and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Lender agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SDAs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Lender, or (ii) the Company and the majority of the Lenders (calculated based on the Loan Amount of each Lenders Crowd SDA).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of the Company's capital stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Lender to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Lender, including, without limitation, any general partner, managing member, officer or director of the Lender, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Lender; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(i)   This instrument may be executed in two or more counterparts and electronically, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

(j)   The Company and the Lender agree that they may use electronic signatures and, if doing so, agree to be subject to the provisions of the U.S. E-SIGN Act otherwise known as the Electronic Signatures in Global and National Commerce Act, as defined by ESIGN, Pub.L. 106-229, 14 Stat. 464, enacted June 30, 2000, 15 U.S.C., Ch. 96.

Signature Page Follows

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MITTE CORP.
By: _____
Name: Moritz Waldstein Wartenberg
Title: Director and President
Address: c/o WG Service Partners LLC, 100 Wall Street, 10th Floor, New York, NY 10005
Email: moritz@mitte.co

INVESTOR:
By:
Name:

EXHIBIT A
Form of Note

[Principal]

FOR VALUE RECEIVED, MITTE CORP. (the "***Company***"), promises to pay to the order of [INVESTOR] ("***Payee***") (1) on the Maturity Date a payment in an amount equal to the Loan Amount, and (2) on the anniversaries of the date hereof, an interest payment equal to the Annual Payment (as defined in the Crowd SDA). Capitalized terms used but not otherwise defined in this Note (this "***Note***") have the meanings given such terms in that certain Crowd Simple Debt Agreement ("***Crowd SDA***"), dated as of [**DATE**], by and among the Company and Payee. Notwithstanding the foregoing paragraph, the Company shall pay to the Investor, pursuant to the terms of the Crowd SDA, a least the product of (x) the Loan Amount, and (y) the Minimum Return Multiple.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Company is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Company and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN NEW YORK AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

Signature Page Follows

10

Signature Page to Form of Note

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

MITTE CORP.:
By:
Name: Moritz Waldstein Wartenberg
Title: Director and President
Address: c/o WG Service Partners LLC, 100 Wall Street, 10th Floor, NY NY 10005
Email: moritz@mitte.co